UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Swiss Helvetia Fund, Inc. (SWZ)

(Name of Issuer)

Common Stocks

(Title of Class of Securities)

870875101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 870875101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  536,678

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  536,678

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

536,678

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

1.65%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, Suite 400
New York, NY 10020

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 536,678 shares of Swiss Helveria Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 1.65% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Swiss Helvetia Fund, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since February 13, 2002.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 536,678 shares or 1.65% of the outstanding shares. George W. Karpus presently owns 11,079 shares. Mr. Karpus purchased shares on May 11, 2004 at $12.42 (20 shares), May 14, 2004 at $12.42 (1895 shares), June 1, 2004 at $12.80 (1200 shares), August 11, 2004 at $12.35 (500 shares), August 12, 2004 at $12.22 (100 shares), August 19, 2004 at $12.53 (2000 shares), August 10, 2005 at $14.62 (2025 shares), October 17, 2005 at $14.73 (135 shares), June 12, 2007 at $17.83 (3805 shares), June 13, 2007 at $17.86 (295 shares), June 15, 2007 at $18.10 (1000 shares), June 28, 2007 at $16.60 (1899 shares), September 30, 2008 at $12.43 (95 shares), October 7, 2008 at $11.26 (40 shares), October 8, 2008 at $10.56 (35 shares), October 9, 2008 at $10.52 (25 shares), October 10, 2008 at $9.17 (30 shares), October 13, 2008 at $10.91 (20 shares), October 15, 2008 at $10.99 (30 shares), October 16, 2008 at $10.75 (235 shares), November 18, 2008 at $9.96 (180 shares), and on November 19, 2008 at $9.81 (20 shares). Mr. Karpus sold shares on November 24, 2004 at $14.69 (100 shares), June 29, 2006 at $16.57 (100 shares), July 7, 2006 at $16.93 (200 shares), September 21, 2006 at $18.81 (175 shares), October 17, 2006 at $18.89 (100 shares), October 18, 2006 at $18.98 (100 shares), October 19, 2006 at $19.05 (200 shares), October 26, 2006 at $19.12 (200 shares), October 27, 2006 at $19.05 (300 shares), October 30, 2006 at $19.10 (100 shares), October 31, 2006 at $19.06 (100 shares), November 7, 2006 at $19.42 (100 shares), November 14, 2006 at $19.48 (100 shares), November 30, 2006 at $19.82 (150 shares), December 5, 2006 at $20.28 (150 shares), December 6, 2006 at $20.24 (50 shares), January 8, 2007 at $19.02 (150 shares), January 10, 2007 at $18.95 (100 shares), January 11, 2007 at $19.17 (60 shares), January 23, 2007 at $19.70 (300 shares), January 29, 2007 at $19.81 (440 shares), January 30, 2007 at $19.95 (90 shares), January 31, 2007 at $19.99 (50 shares), February 9, 2007 at $20.23 (25 shares), April 3, 2007 at $20.20 (300 shares), April 4, 2007 at $20.20 (125 shares), April 5, 2007 at $20.29 (380 shares), June 16, 2008 at $15.74 (35 shares), January 2, 2009 at $12.45 (55 shares), January 5, 2009 at $12.49 (115 shares), and on March 31, 2009 at $8.94 (55 shares). Dana R. Consler presently owns 595 shares. Mr. Conlser purchased shares on August 10, 2007 at $16.86 (300 shares), September 17, 2008 at $12.53 (265 shares), and on October 9, 2008 at $10.52 (5 shares). Mr. Consler transferred 35 shares in on September 17, 2008. Mr. Consler sold shares on January 5, 2009 at $12.49 (10 shares). JoAnn Van Degriff presently owns 1,080 shares. Ms. Van Degriff purchased shares on October 21, 2003 at $11.60 (800 shares), May 8, 2007 at $20.31 (1000 shares), May 31, 2007 at $19.16 (660 shares), June 1, 2007 at $19.05 (340 shares), June 28, 2007 at $16.60 (537 shares), August 16, 2007 at $15.62 (25 shares), October 9, 2008 at $10.52 (10 shares), and on October 10, 2008 at $9.17 (10 shares). Ms. Van Degriff sold shares on May 12, 2006 at $18.96 (100 shares), January 29, 2007 at $19.81 (60 shares), January 30, 2007 at $19.95 (10 shares), February 14, 2007 at $20.27 (600 shares), January 3, 2008 at $16.66 (592 shares), May 8, 2008 at $15.97 (100 shares), May 12, 2008 at $15.98 (700 shares), January 2, 2009 at $12.45 (5 shares), January 5, 2009 at $12.49 (15 shares), and on May 12, 2009 at $10.10 (120 shares). Kathy Crane presently owns 195 shares. Ms. Crane purchased shares on October 4, 2007 at $18.12 (205 shares), October 15, 2007 at $18.13 (15 shares), September 10, 2008 at $12.43 (10 shares), and on October 15, 2008 at $10.99 (5 shares). Ms. Crane sold shares on November 11, 2007 at $17.95 (60 shares). Sophie P. Karpus presently owns 110 shares. Ms. Karpus purchased shares on March 10, 2006 at $16.16 (100 shares), June 28, 2007 at $16.60 ( 35 shares), and on October 9, 2008 at $10.52 (5 shares). Ms. Karpus sold shares on January 29, 2007 at $19.81 (10 shares), and on March 30, 2007 (20 shares). Karpus Management Management Defined Benefit Plan presently owns 410 shares. The Benefit Plan purchased shares on , August 9, 2004 at $12.32 (280 shares), June 28, 2007 at $16.60 (39 shares), June 28, 2007 at $16.60 (70 shares), August 21, 2007 at $16.77 (91 shares), and on October 9, 2008 at $10.52 (10 shares). The Benefit Plan sold shares on January 29, 2007 at $19.81 (25 shares), January 30, 2007 at $19.95 (5 shares), April 3, 2007 at $20.20 (20 shares), April 5, 2007 at $20.29 (20 shares), January 2, 2009 at $12.45 (5 shares), and on January 5, 2009 at $12.49 (5 shares). Karpus Investment Management Profit Sharing Plan presently owns 4,810 shares. The Profit Sharing Plan purchased shares on June 24, 2002 at $10.70 (300 shares), July 8, 2002 at $11.35 (800 shares), July 11, 2002 at $10.86 (50 shares), July 17, 2002 at $10.64 (150 shares), October 14, 2002 at $9.64 (100 shares), May 11, 2004 at $12.42 (20 shares), May 14, 2004 at $12.46 (20 shares), July 15, 2005 at $13.83 (120 shares), May 10, 2007 at $20.48 (227 shares), May 11, 2007 at $20.69 (294 shares), May 14, 2007 at $20.66 (213 shares), May 16, 2007 at $20.32 (895 shares), May 18, 2007 at $20.18 (140 shares), May 22, 2007 at $19.17 (180 shares), May 23, 2007 at $19.34 (1000 shares), May 31, 2007 at $19.16 (195 shares), June 1, 2007 at $19.05 (105 shares), June 28, 2007 at $16.60 (1261 shares), August 16, 2007 at $15.62 (25 shares), and on October 18, 2007 at $18.24 (10 shares). The Profit Sharing Plan sold shares on May 3, 2006 at $18.75 (300 shares), September 21, 2006 at $18.81 (100 shares), September 27, 2006 at $18.98 (50 shares), October 16, 2006 at $18.99 (50 shares), October 27, 2006 at $19.05 (100 shares), December 5, 2006 at $20.28 (50 shares), January 11, 2007 at $19.17 (20 shares), January 29, 2007 at $19.81 (75 shares), January 30, 2007 at $19.95 (15 shares), April 3, 2007 at $20.20 (50 shares), April 4, 2007 at $20.20 (50 shares), April 5, 2007 at $20.29 (60 shares), January 2, 2009 at $12.45 (30 shares), January 5, 2009 at $12.49 (55 shares), February 13, 2009 at $10.11 (50 shares), and on May 12, 2009 at $10.10 (240 shares). None of the other principals of KIM presently own shares of SWZ.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 3/20/2009 120  $8.73
 3/23/2009 180  $8.91
 3/25/2009 660  $8.87
 3/27/2009 450  $8.62
 3/30/2009 (30)  $8.50
 3/31/2009 455  $8.90
 3/31/2009 (244)  $8.90
 4/9/2009 (4886)  $8.91
 4/13/2009 1016  $8.87
 4/15/2009 250  $8.80
 4/16/2009 (180)  $8.90
 4/20/2009 (300)  $8.64
 4/21/2009 550  $8.50
 4/28/2009 200  $9.12
 4/29/2009 (4500)  $9.23
 5/1/2009 (375)  $9.56
 5/4/2009 (337)  $9.74
 5/5/2009 (300)  $9.58
 5/6/2009 (2579)  $9.70
 5/8/2009 (761)  $10.05
 5/12/2009 (20500)  $10.08
 5/13/2009 (150)  $9.80
 5/14/2009 (2577)  $9.93
 5/18/2009 (894)  $10.03
 5/21/2009 (290)  $9.97
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SWZ securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased SWZ for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on May 22, 2009. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   May 26, 2009

EXHIBIT 1
Letter to the Fund
Transmitted May 22, 2009

The Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, Suite 400
New York, New York 10020
Attn:  Edward J. Veilleux         May 22, 2009

Re:  The Swiss Helvetia Fund, Inc.
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 536,678 shares or 1.65% of the outstanding common shares of The Swiss Helvetia Fund, Inc. ("SWZ" or the "Fund"). I write this letter to state our opposition to the Fund's proposal to approve changes to certain of the Fund's fundamental investment restrictions to permit the Fund to enter into futures and forward contracts and certain option contracts.

Specifically, we have concerns with the removal of this restriction because of the poor experiences the Fund had with option contracts implemented earlier this year, without the restrictions removed. After experiencing a distressful downturn and eminent rally, the Fund was victimized by its option strategy, which was a major contributing factor to the poor net asset value performance that lagged the performance of the overall Swiss market. In fact, the Fund's net asset value has underperformed the Swiss Market Index by 18.37% on a year-to-date basis (through May 20, 2009).

The fund originally implemented a traditional fundamental value investment strategy, which has induced shareholders to invest for many years. Option strategies, such as those proposed, have the potential to provide an excellent means for hedging; however, when implemented (managed) poorly it also has a great potential to expose the Fund to additional risks.

Overall, we feel that if the Fund chooses to remove these restrictions that they deemed "fundamental," they must allow those shareholders that relied on the restrictions a means of exiting their investment near the net asset value of the Fund. Should you wish to discuss these concerns, please do not hesitate to contact me.

Sincerely,

Mitchell Thomas
International Equities Analyst/Portfolio Manager